Exhibit 99.1

Glory Star New Media Holdings Limited

Announces Closing of Underwriters’ Over-Allotment Option in Connection with its Underwritten Public Offering

BEIJING, March 26, 2021 (GLOBE NEWSWIRE) -- Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading mobile and online digital media and entertainment company in China, announced that on March 25, 2021, and in connection with the Company’s February 24, 2021, underwritten public offering, the underwriters fully exercised and closed on their over-allotment option to purchase an additional 571,646 ordinary shares of the Company, together with warrants to purchase up to 571,646 ordinary shares of the Company. The additional ordinary shares and warrants were sold at the public offering price of $3.28 per ordinary share and associated warrant. After deducting underwriting discounts, the net proceeds of the sale of the ordinary shares and warrants from the over-allotment option were approximately $1.7 million.

Univest Securities, LLC was the sole book-running manager for the offering.

The ordinary shares and warrants were offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-248554) that was previously filed with the Securities and Exchange Commission (“SEC”) and declared effective on September 14, 2020. The securities were offered only by means of a prospectus. A final prospectus supplement and the accompanying base prospectus was filed with the SEC on February 23, 2021 and is available on the SEC’s website at www.sec.gov. and also may be obtained from Univest Securities, LLC, 375 Park Avenue, 15th Floor, New York, NY 10152 by contacting at (212) 343-8888 or by e-mail at info@univest.us. The Company also filed a Form 6-K on February 23, 2021 with the SEC describing this offering.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Glory Star New Media Group Holdings Limited

Glory Star New Media Group Holdings Limited is a leading mobile entertainment operator in China. Glory Star’s ability to integrate premium lifestyle content, including short videos, online variety shows, online dramas, live streaming, its Cheers lifestyle video series, e-Mall, and mobile app, along with innovative e-commerce offerings on its platform enables it to pursue its mission of enriching people’s lives. The Company’s large and active user base creates valuable engagement opportunities with consumers and enhances platform stickiness with thousands of domestic and international brands.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions ) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; and other factors listed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and in other filings made by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@yaoshixinghui.com

ICR LLC.

Sharon Zhou

Tel: +1 (646) 308-0546

Email: gsnm@icrinc.com